DD 12/27



SEC[illegible] ISSION

12063050



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-01-50400~~ |

8 - 50400

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU INVESTMENT SOLUTIONS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 W 110TH ST. #650
(No. and Street)

OVERLAND PARK (City) KANSAS (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T. DOHERTY 913.912.5240
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN PC
(Name – *if individual, state last, first, middle name*)

11440 TOMAHAWK CREEK PKWY (Address) LEAWOOD (City) KANSAS (State) 66210 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



DD 12/27

## OATH OR AFFIRMATION

I, MICHAEL T. DOHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU INVESTMENT SOLUTIONS LLC, as of SEPTEMBER 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/15

Notary Public

Signature

PRESIDENT & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Table of Contents



Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

**Report of Independent Registered Public Accounting Firm**

Board of Managers
CU Investment Solutions LLC
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CU Investment Solutions, LLC (the Company) as of September 30, 2012, and the related statements of operations, changes in permanent equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CU Investment Solutions, LLC as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Leawood, Kansas
November 28, 2012

## CU Investment Solutions LLC
## Statement of Financial Condition
## September 30, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 3,101,054 |
| Receivables: | | |
| Commissions | | 39,731 |
| Advisory fees | | 25,066 |
| Other | | 3,033 |
| Total receivables | | 67,830 |
| | | |
| Other assets | | 24,899 |
| | | |
| **Total Assets** | $ | 3,193,783 |
| | | |
| **Liabilities and Equity** | | |
| | | |
| Liabilities | | |
| Commissions payable | $ | 183,091 |
| Accounts payable | | 7,445 |
| Accrued expenses | | 212,064 |
| Total Liabilities | | 402,600 |
| | | |
| Contingently redeemable member shares (see Note 7) | | 100,000 |
| | | |
| Permanent Equity | | |
| Members' shares | | 900,000 |
| Capital distribution | | (10,000) |
| Retained earnings | | 1,801,183 |
| Total Permanent Equity | | 2,691,183 |
| | | |
| **Total Liabilities and Equity** | $ | 3,193,783 |

*See accompanying notes to financial statements.*

## 1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the Corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011 the Company was purchased by a group of ten Corporate credit unions with the intent of continuing to provide broker/dealer and investment advisory services to the Corporate and natural person credit union sector.

The Company derives the majority of revenues and expenses from its relationships with its owner members and other Corporate and natural person credit unions. Future revenues may depend on the continued reliance of these entities on the Company for securities transaction processing.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

## 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to U.S. generally accepted accounting principles and reflect practices appropriate to the industry in which the Company operates.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash*
Cash represents funds on deposit at financial institutions. Cash held on deposit at a natural person credit union was $3,025,491 at September 30, 2012. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up $250,000.

*Securities Transactions*
Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the security is delivered.

Proprietary securities transactions, executed for the Company, are recorded on a trade-date basis. As of September 30, 2012 the Company did not have any securities owned. During the year ended September 30, 2012, the Company did not purchase any proprietary securities. Interest and dividend revenues are accounted for on an accrual basis. Trading expenses associated with proprietary security transactions are recorded on a trade-date basis.

*Transaction and Advisory Revenues*
Transaction revenues represent payment for the execution of securities transactions on behalf of Corporate and natural person credit union customers. Transaction revenues are recognized on the date of execution (trade date). Transaction revenues totaled $5,759,446 for the year ended September 30, 2012.

Advisory revenues represent fees paid by Corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues totaled $362,046 for the year ended September 30, 2012, and are recognized when earned, generally when the services are rendered.

*Income Taxes*
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

*Fair Value Measurement*
The Company follows Accounting Standards Codification (ASC) 820 Fair Value Measurements and Disclosures. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market

price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The Company did not have any financial or non-financial assets or liabilities reported at fair value as of September 30, 2012.

*Comprehensive Income*
Comprehensive income is the change in equity of business transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive income during the year ended September 30, 2012. As a result, comprehensive income is the same as net income.

## 3. Related Party Transactions

Certain of the members of the Company currently utilize the Corporate agent program to facilitate marketable security transactions with their credit union members resulting in revenues earned by the Company from a clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2012, $181,350 in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the year ended September 30, 2012 were $2,795,913, and are included in professional and outside services in the accompanying statement of operations.

During the year ended September 30, 2012, the Company recorded transaction and advisory revenues from member-owner activity totaling $5,413,338, including approximately 48 percent from two member owners. Advisory services, specifically, asset-liability management ("ALM") reporting, is supplemented using information processed pursuant an agreement with a wholly-owned credit union service organization ("CUSO") of a member-owner of the Company. Expenses in connection with this agreement are included in professional and outside services and totaled $209,000 for the year ended September 30, 2012. The Company also had receivables from member-owners of $25,066 related to advisory services at September 30, 2012.

## 4. Income Taxes

Prior to the conversion to an LLC on June 30, 2011, deferred income taxes were recorded based upon differences between the financial statements and tax bases of assets and liabilities, which consisted of unrealized losses on investment securities. On the date of conversion to an LLC,

the Company filed a final tax return as a Corporate entity, which included all tax liabilities and included activity through that date. As a result, the Company received a refund of $62,298 during the year ended September 30, 2012.

At September 30, 2012, the Company believes it has retained its' non-taxable status, and therefore does not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2008.

## 5. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. After the employee completes one year of service, the Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make a profit sharing contribution, which are 100% vested when the employee reaches four years of service. The Company contributed $65,755 to the plan during the year ended September 30, 2012.

## 6. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2012, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2012, the Company provided its transaction and advisory services solely to Corporate credit unions and members of Corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with Corporate credit unions and their natural person credit union members.

## 7. Commitments

Effective September 16, 2011, the Company has entered into an operating lease agreement for its main operations which will require monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016. The related lease expense of $45,399 for the year ended September 30, 2012 is included in office occupancy and administration expense.

The Company has an obligation to repurchase five member shares from a Corporate member-owner ("Corporate") for $100,000 if the Corporate completes a merger with any other member-owner of the Company on or before December 31, 2012. If the merger is delayed for any reason, both the Corporate and the Company can agree to extend the option expiration date. Further, if the merger is neither completed nor contemplated by December 31, 2012, the Corporate has an option, but not an obligation, to purchase an additional five shares for $100,000 by January 31, 2013. The initial $100,000 capital contribution by the Corporate is classified as contingently redeemable member shares on the Statement of Financial Condition and is included in total equity used to calculate Net Capital under SEC Uniform Net Capital Rule 15c 3-1 as of September 30, 2012.

## 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2012, the Company had net regulatory capital of $2,725,185, which was $2,625,185 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15:1. As of September 30, 2012 the ratio of aggregate indebtedness to net capital for the Company was .15 to 1.

## 9. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 27, 2012, which is the date these financial statements were available to be issued.

On October 15, 2012, the Board of Managers (the "Board"), declared ordinary and special distributions to members, payable on October 30, 2012, in the amount of $652,782.

On November 16, 2012, the Board executed an agreement with an Executive of the Company to pay additional compensation to the Executive in the form of unfunded, deferred compensation benefits under Section 457(f) of the Internal Revenue Code of 1986 as from time to time amended. The Executive will become partially vested in this benefit, immediately and without further action, on October 1, 2022 and become fully vested by October 1, 2026. Unvested, undiscounted benefits accumulated as of November 16, 2012 were $162,000.

# CU Investment Solutions LLC

## Statement of Financial Condition

**For the Year Ended September 30, 2012**